[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 25, 2012

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Apollo Investment Corporation (File No. 814-00646)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the comments received from you by phone on June 15, 2012 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Your comments are set forth below in bold font and our response follows each respective comment.

1.    In Ratification of Independent Registered Public Accounting Firm, you indicated that the following statement could be amended because ratification is a routine matter under Rule 452 and so broker discretionary voting of uninstructed shares is permitted: “Abstentions and broker non-votes, if any, will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.”

The Company respectfully disagrees with this comment. The required vote to approve this proposal is a majority of votes cast at the annual meeting. Since broker non-votes are not cast, they will have no effect on the outcome of the proposal. Because this is a routine matter and the brokers have discretion, the Company does not expect any broker non-votes on this proposal. Any vote given with discretion would not be a non-vote, but rather a vote for, against or withhold.

2.    You asked that the Company confirm whether it has any material legal proceedings, other than ordinary routine litigation incidental to the business, to disclose in the Proxy Statement.

Securities and Exchange Commission

June 25, 2012

The Company confirms it has no material legal proceedings to disclose in the Proxy Statement.

3.    You asked the Company to revise disclosure related to the leadership structure of the board of directors to align more closely with Item 407 of Regulation S-K which states that related disclosure should indicate why the registrant has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant. (Emphasis added.) The relevant section of the Proxy Statement currently reads as follows: “The Chairman of the Board of Directors is an interested person of the Company, and the Independent Directors have designated a lead Independent Director who chairs meetings or executive sessions of the Independent Directors, reviews and comments on Board of Directors meeting agendas, represents the views of the Independent Directors to management and facilitates communication among the Independent Directors and their counsel and between management and the Independent Directors. The Board of Directors has determined that its leadership structure, in which 75% of the Directors are not affiliated with AIM, is appropriate in light of the services that AIM and its affiliates provide to the Company and potential conflicts of interest that could arise from these relationships.”

The Company believes that this disclosure is particularly within the purview of its board of directors, which reviews this disclosure annually and has reviewed the disclosure quoted. The Company’s board of directors is not scheduled to meet again prior to the time the Proxy Statement would be sent to shareholders. Consequently, the Company proposes that it bring the staff’s comments to the board for consideration prior to the 2013 proxy statement. The Company also notes that the disclosure does address the board’s leadership structure in relation to the Company’s specific characteristics, the presence of an external manager that directs the Company’s investment program and day-to-day business affairs.

4.    You asked the Company to confirm whether it has a diversity policy.

As stated in the Proxy Statement under “Committees of the Board of Directors,” the Nominating and Corporate Governance Committee does not have a formal policy with regard to consideration of diversity in identifying Director candidates. However, the Nominating and Governance Committee Charter provides, as noted in the Proxy Statement, that the Nominating and Corporate Governance Committee may consider whether a potential candidate’s professional experience, education, skills and other individual qualities and attributes, including gender, race or national origin, would provide beneficial diversity of skills, experience or perspective to the Board of Directors’ membership and collective attributes.

Securities and Exchange Commission

June 25, 2012

5.    In the section “Information Regarding This Solicitation,” you asked the Company to clarify that revocations should be provided in writing and if a written proxy card has been delivered, then its revocation must be signed in same manner.

The Company has revised the Proxy Statement accordingly.

6.    Within the section of the Proxy Statement that explains “Proposal III: Authorization of the Company to Sell Shares of Common Stock Below Net Asset Value Per Share,” you requested that the Company amend the example table to show the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Company may sell shares of its common stock or if there is no limit on the discount show a full 100% discount.

As requested, the Company amended the example table to show the dilutive effect on a nonparticipating shareholder of a maximum 25% issuance of shares of the Company’s common stock.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either Veronica Castillo at 212-735-3859 or Richard Prins at 212-735-2790.

Sincerely,

/s/ Veronica Castillo
Veronica Castillo